A.C. Simmonds and Sons Inc.

3565 King Road

King City, Ontario, Canada L7B 1M3

January 16, 2015

Via Edgar

U.S. Securities & Exchange Commission

Division of Corporation Finance

Attention: Mr. Dean Brazier

100 F Street, N.E.

Washington, D.C. 20549

Re:

A.C. Simmonds and Sons Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 28, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed November 19, 2014

File Number 001-35802

Dear Mr. Brazier:

This letter is in response to the letter dated December 29, 2014 (the “Comment Letter”), from Ms. Jennifer Thompson on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) to the undersigned, Mr. John G. Simmonds, President and Chief Executive Officer of A.C. Simmonds and Sons Inc. (the “Company”, “we”, “us”, “our”) with respect to the above-referenced filings.

By way of follow up from your telephone conversation with our legal counsel, Wuersch & Gering, LLP, we confirm that the Company is presently preparing a response letter (the “Response Letter”) to the Commission to address the questions and concerns contained in the Comment Letter. The Company anticipates filing the Response Letter with the Commission on or before January 21, 2015.

Please do not hesitate to contact the undersigned if you have any questions or comments in regard to this letter or the information contained herein. Thank you very much.

Please direct any questions, comments and advice of the Commission staff to the undersigned via email at jgs@acsimmondsandsons.com with copy to our counsel, Mr. Travis L. Gering at travis.gering@wg-law.com.

Respectfully,

/s/ John G. Simmonds
John G. Simmonds
President and Chief Executive Officer
A.C. Simmonds and Sons Inc.

cc: Wuersch & Gering LLP
Attention: Travis L. Gering, Esq.